FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
604-562-9664
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______        Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Discovers Multiple New Gold Zones Extending 1.5km South of Keats, Increases Appleton Fault Zone High-grade Gold Corridor to Over 4km in Strike Length

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 18, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 51 diamond drill holes that were completed as part of an ongoing systematic and targeted drill program exploring the highly prospective segment of the Appleton Fault Zone (“AFZ”) from the south end of the Keats Main Zone to the Knob Zone. New Found’s 100% owned Queensway project comprises an approximately 1,650km2 area, accessible via the Trans-Canada Highway approximately 15km west of Gander, Newfoundland and Labrador.

Keats Main South, TCH and Rocket Highlights:

Hole Number	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-733	22.30	24.60	2.30	10.45	421
Including	22.80	23.30	0.50	46.80
NFGC-22-774	364.00	366.45	2.45	25.31	Keats Main S
Including	365.00	366.00	1.00	60.50
And	379.80	382.00	2.20	72.66
Including	379.80	380.35	0.55	290.00
NFGC-22-845	115.00	129.90	14.90	4.59	Keats Main S/ 421
Including	120.00	121.00	1.00	26.17
Including	129.00	129.90	0.90	11.50

NFGC-22-642	303.45	305.90	2.45	10.45	TCH
Including	303.80	304.35	0.55	14.46
Including	305.40	305.90	0.50	32.43
NFGC-22-703	183.00	193.70	10.70	1.02	TCH
NFGC-22-863	427.10	429.10	2.00	79.62	TCH
Including	427.10	427.80	0.70	226.46

NFGC-22-704	86.60	91.05	4.45	12.63	Knob (Rocket Vein)
Including	88.00	88.45	0.45	118.50

Table 1: Keats Main South, TCH and Rocket Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 90% of the reported interval. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  Systematic and targeted drilling along the highly prospective AFZ corridor has continued to delineate high-grade gold mineralization now extending 1.5km south of Keats, including the discovery of the new TCH Zone, and new veins and structures around existing zones. Importantly, the high-grade corridor of gold along the AFZ has now been tracked over 4.1km from Lotto North/Zone 36 down to Knob, with much of this area remaining underexplored (Figure 1).
  At the southern extension of the Keats Main Zone (Keats Main South) the Company continues to intersect high-grade gold mineralization following up on its October 18, 2022. release. Highlight intercepts include 25.31 g/t Au over 2.45m and 72.7 g/t Au over 2.20m in NFGC-22-774 and 4.59 g/t Au over 14.90m in NFGC-22-845. The high-grade gold associated with the Keats-Baseline Fault Zone, the structure that hosts the Keats Main Zone, has now been traced over a strike length of 1.1km and down to a vertical depth of 400m (Figures 1- 4).
  Systematic reconnaissance grid drilling south of the Trans-Canada highway along the eastern side of the AFZ identified a new gold-bearing zone called “TCH (Trans Canada Highway)” with intercepts of 79.6 g/t Au over 2.00m in NFGC-22-863, 10.5 g/t Au over 2.45m in NFGC-22-642 and 1.02 g/t Au over 10.70m in NFGC-22-703. This structure is located in the footwall to the AFZ and has been intersected over a strike length of 190m and down to a vertical depth of 300m (Figures 1-4).
  At Knob, a new vein called “Rocket” has been discovered 100m to the east, with a highlight interval of 12.63 g/t Au over 4.45m in NFGC-22-704 intersected at a vertical depth of 65m. The Knob zone is a historical discovery with mineralization hosted within an east-west striking structure largely constrained to greywacke which has been traced over a strike length of 160m and has seen minimal modern-day drilling (Figures 1, 2 and 4).
  Additional drilling into the 421 Zone, a moderately southwest-dipping structure that runs at an oblique angle to the Keats Main Zone has intersected the highlight interval of 10.5 g/t Au over 2.30m in NFGC-22-733. This structure likely plays a role in concentrating high-grade gold where it interacts with the Keats-Baseline Fault (Figures 1 and 4).

Melissa Render, VP Exploration for New Found stated: “From the Rocket Vein at Knob to Lotto North measures an impressive 4.1km stretch of the AFZ that continues to produce new discoveries both on the east and west side of this regional-scale fault. It is a lot of ground to cover but from a first pass of drilling, results indicate that the system’s strength continues. We will persist with aggressive follow-up drilling which involves tracing the structures that are known to host high-grade gold and determining the controls responsible for producing both high and low-grade gold domains from which we can expand on.”

Drillhole Details

Keats Main Zone South:

Hole Number	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-712	31.10	36.40	5.30	1.13	421
And	332.50	335.50	3.00	4.01	Keats Main
NFGC-22-733	22.30	24.60	2.30	10.45	421
Including	22.80	23.30	0.50	46.80
And	424.40	427.00	2.60	1.76	Keats Main
NFGC-22-756	431.50	433.55	2.05	9.14	Keats Main S
And	432.85	433.25	0.40	45.20
NFGC-22-774	79.40	81.70	2.30	1.05	Keats S
And	364.00	366.45	2.45	25.31	Keats Main S
Including	365.00	366.00	1.00	60.50
And	379.80	382.00	2.20	72.66
Including	379.80	380.35	0.55	290.00
NFGC-22-778	439.00	441.55	2.55	2.84	Keats Main S
Including	439.80	440.15	0.35	20.10
And	488.00	490.80	2.80	1.40
And	496.00	498.00	2.00	1.13
And	509.00	514.55	5.55	1.45
NFGC-22-790	453.00	455.00	2.00	1.30	Keats Main S
NFGC-22-804	439.00	441.45	2.45	2.08	Keats Main S
NFGC-22-807	548.45	551.10	2.65	2.01	Keats Main S
And	601.00	605.00	4.00	1.08
NFGC-22-821	370.00	372.45	2.45	1.18	Keats Main S
NFGC-22-826	132.00	137.65	5.65	1.50	Keats Main S
NFGC-22-835	77.85	80.80	2.95	2.18	421
And	162.00	164.85	2.85	3.76	Keats Main S
NFGC-22-837	355.35	357.70	2.35	1.37	Keats Main S
And	386.00	388.60	2.60	8.73
Including	388.10	388.60	0.50	34.88
NFGC-22-845	52.50	55.00	2.50	1.17	Keats Main S/ 421
And	115.00	129.90	14.90	4.59
Including	120.00	121.00	1.00	26.17
Including	129.00	129.90	0.90	11.50
And	135.00	137.15	2.15	2.89
And	143.00	145.00	2.00	2.05
And	188.00	190.00	2.00	2.42
NFGC-22-853	No Significant Values				Keats Main S
NFGC-22-871	No Significant Values				Keats Main S

TCH Results:

Hole Number	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-513	246.60	251.00	4.40	1.41	TCH
NFGC-22-569	140.00	142.70	2.70	3.70	TCH
And	147.00	152.00	5.00	1.78
NFGC-22-604	No Significant Values				TCH
NFGC-22-621	No Significant Values				TCH
NFGC-22-632	No Significant Values				TCH
NFGC-22-642	243.00	245.00	2.00	1.01	TCH
And	290.85	293.00	2.15	2.00
And	303.45	305.90	2.45	10.45
Including	303.80	304.35	0.55	14.46
Including	305.40	305.90	0.50	32.43
NFGC-22-671	223.95	226.45	2.50	1.10	TCH
NFGC-22-679	No Significant Values				TCH
NFGC-22-694	165.90	168.70	2.80	1.16	TCH
And	227.00	231.00	4.00	1.21
NFGC-22-703	109.30	111.70	2.40	1.63	TCH
And	131.00	133.00	2.00	1.63
And	183.00	193.70	10.70	1.02
NFGC-22-715	No Significant Values				TCH
NFGC-22-724	88.00	93.00	5.00	1.29	TCH
And	97.40	101.20	3.80	1.05
And	193.40	196.25	2.85	1.44
NFGC-22-737	No Significant Values				TCH
NFGC-22-749	No Significant Values				TCH
NFGC-22-763	59.00	61.00	2.00	1.09	TCH
NFGC-22-782	No Significant Values				TCH
NFGC-22-797	No Significant Values				TCH
NFGC-22-824	No Significant Values				TCH
NFGC-22-831	No Significant Values				TCH
NFGC-22-863	307.00	309.40	2.40	3.38	TCH
And	427.10	429.10	2.00	79.62	TCH
Including	427.10	427.80	0.70	226.46
NFGC-22-885	278.60	280.80	2.20	7.06	TCH
Including	279.50	280.20	0.70	22.01

Rocket Results:

Hole Number	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-638	No Significant Values				Rocket
NFGC-22-654	No Significant Values				Rocket
NFGC-22-662	No Significant Values				Rocket
NFGC-22-670	No Significant Values				Rocket
NFGC-22-687	No Significant Values				Rocket
NFGC-22-699	No Significant Values				Rocket
NFGC-22-704	65.00	67.00	2.00	1.02	Rocket
And	86.60	91.05	4.45	12.63
Including	88.00	88.45	0.45	118.50
NFGC-22-713	No Significant Values				Rocket
NFGC-22-725	No Significant Values				Rocket
NFGC-22-731	92.25	94.65	2.40	1.13	Rocket
NFGC-22-735	No Significant Values				Rocket
NFGC-22-741	No Significant Values				Rocket
NFGC-22-745	No Significant Values				Rocket
NFGC-22-751	No Significant Values				Rocket
NFGC-22-760	No Significant Values				Rocket

Table 2: Summary of composite results reported in this press release for Keats Main South, TCH and Rocket

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 90% of the reported interval. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole Number	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-513	299	-45.5	401	657596	5426437	TCH
NFGC-22-569	110	-45	257	657512	5426948	TCH
NFGC-22-604	300	-45	343	657589	5426614	TCH
NFGC-22-621	300	-45	200	657619	5426596	TCH
NFGC-22-632	300	-45	293	657588	5426557	TCH
NFGC-22-638	300	-45	344	657247	5426118	Rocket
NFGC-22-642	300	-45	500	657636	5426511	TCH
NFGC-22-654	300	-45	203	657251	5426173	Rocket
NFGC-22-662	300	-45	233	657252	5426232	Rocket
NFGC-22-670	300	-45	242	657239	5426008	Rocket
NFGC-22-671	299	-42	302	657637	5426510	TCH
NFGC-22-679	300	-45	191	657193	5425976	Rocket
NFGC-22-687	300	-45	338	657186	5425865	Rocket
NFGC-22-694	300	-45	284	657539	5426527	TCH
NFGC-22-699	70	-50	179	657191	5425870	Rocket
NFGC-22-703	300	-45	284	657594	5426495	TCH
NFGC-22-704	100	-50	107	657192	5425868	Rocket
NFGC-22-712	356	-68	497	657842	5427082	Keats
NFGC-22-713	250	-45	323	657288	5426093	Rocket
NFGC-22-715	300	-45	281	657536	5426471	TCH
NFGC-22-724	300	-45	233	657494	5426496	TCH
NFGC-22-725	110	-45	95	657192	5425919	Rocket
NFGC-22-731	120	-70	104	657191	5425919	Rocket
NFGC-22-733	354	-66	485	657841	5427082	Keats
NFGC-22-735	50	-45	155	657192	5425920	Rocket
NFGC-22-737	300	-45	215	657489	5426441	TCH
NFGC-22-741	5	-45	89	657193	5425927	Rocket
NFGC-22-745	45	-45	143	657148	5425948	Rocket
NFGC-22-749	306	-55	557	657596	5426436	TCH
NFGC-22-751	300	-45	293	657192	5425915	Rocket
NFGC-22-756	297	-46	538	657813	5426658	Keats
NFGC-22-760	5	-45	122	657146	5425949	Rocket
NFGC-22-763	300	-45	329	657397	5426378	TCH
NFGC-22-774	300	-45	458	657770	5426683	Keats
NFGC-22-778	298	-52	665	657902	5426724	Keats
NFGC-22-782	300	-45	290	657350	5426348	TCH
NFGC-22-790	300	-45	563	657837	5426702	Keats
NFGC-22-797	300	-45	305	657303	5426318	TCH
NFGC-22-804	334	-55	575	657599	5426439	TCH
NFGC-22-807	297	-45	701	658003	5426722	Keats
NFGC-22-821	297	-45	416	657794	5426728	Keats
NFGC-22-824	300	-45	251	657295	5426205	TCH
NFGC-22-826	330	-45.5	240	657799	5427004	Keats
NFGC-22-831	300	-45	572	657426	5426131	TCH
NFGC-22-835	300	-45	216	657799	5427004	Keats
NFGC-22-837	297	-46	452	657818	5426771	Keats
NFGC-22-845	300	-45	216	657767	5426977	Keats
NFGC-22-853	297	-46	452	657783	5426791	Keats
NFGC-22-863	300	-45	472	657573	5426335	TCH
NFGC-22-871	297	-46	548	657786	5426497	Keats
NFGC-22-885	120	-70	329	657272	5426509	TCH

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway. Approximately 51,000m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

True widths of the intercepts reported in this press release have yet to be determined and further exploration is required. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

NFG submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated January 18, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $90-million as of January 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project;; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “indicate,” “often,” “target,” “future,” “likely,” “pending,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: January 18, 2023	By:	s/ Collin Kettell
Chief Executive Officer